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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*


                                KEMET Corporation
                                -----------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                   488360 10 8
                                   -----------
                                  (CUSIP Number)


                                December 31, 1998
                                -----------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            [X]  Rule 13d-1(b)
            [ ]  Rule 13d-1(c)
            [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.  488360 10 8

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         Fiduciary Capital Partners, L.P.
         86-0653600

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  [X]
         (b)  [ ]

3.       SEC Use Only

4.       Citizenship or Place of Organization

         Delaware

Number of Shares             5.       Sole Voting Power               27,944

Beneficially Owned           6.       Shared Voting Power             0

by Each Reporting            7.       Sole Dispositive Power          27,944

Person With:                 8.       Shared Dispositive Power        0

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         27,944

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.      Percent of Class Represented by Amount in Row 9

         0.07%

12.      Type of Reporting Person (See Instructions)

         PN


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Item 1(a)

Name of Issuer-...........................  KEMET Corporation


Item 1(b)

Address of Issuer's                         P.O. Box 5928
   Principal Executive                      Highway 385, S.E.
   Offices-...............................  Greenville, South Carolina 29606


Item 2(a)

Name of Person Filing-....................  Fiduciary Capital Partners, L.P.


Item 2(b)

Address of Principal
   Business Office or,                      410 17th Street, Suite 400
   if none, Residence-....................  Denver, Colorado 80202


Item 2(c)

Citizenship-..............................  USA (a Delaware limited partnership)


Item 2(d)

Title of Class of Securities-.............  Common Stock


Item 2(e)

CUSIP Number-.............................  488360 10 8


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Item 3

If this statement is filed pursuant to Sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

         (a)  [ ]   Broker or dealer registered under section 15 of the Act
         (b)  [ ]   Bank as defined in section 3(a)(6) of the Act
         (c)  [ ]   Insurance company as defined in section 3(a)(19) of the Act
         (d)  [ ]   Investment company registered under section 8 of the
                    Investment Company Act of 1940
         (e)  [ ]   An investment adviser in accordance with Section
                    240.13d-1(b)(1)(ii)(E)
         (f)  [ ]   An employee benefit plan, or endowment fund in accordance
                    with Section 240.13d-1(b)(1)(ii)(F)
         (g)  [ ]   A parent holding company or control person in accordance
                    with Section 240.13d-1(b)(1)(ii)(G)
                    (Note: See Item 7)
         (h)  [ ]   A savings associations as defined in Section 3(b) of the
                    Federal Deposit Insurance Act
         (i)  [ ]   A church plan that is excluded from the definition of an
                    investment company under section 3(c)(14) of the Investment
                    Company Act of 1940
         (j)  [X]   Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)

Item 4(a)

Amount beneficially owned-..................................  27,944

Item 4(b)

Percent of class-...........................................    0.07%

Item 4(c)

Number of shares as to which the person has:

      (i)  Sole power to vote or
           direct the vote..................................  27,944

      (ii) Shared power to vote or
           direct the vote..................................  Not applicable.


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      (iii)  Sole power to dispose
             or to direct the
             disposition of...........................        27,944

      (iv)   Shared power to dispose
             or to direct the
             disposition of...........................        Not applicable.

Item 5

Not applicable.


Item 6

Not applicable.


Item 7

Not applicable.


Item 8

The Reporting Person entered into a Voting Agreement dated June 15, 1992. The Voting Agreement requires the entities and persons named in the attached Exhibit A, who are stockholders of the issuer, to vote their shares for directors who are representatives of the parties to the Voting Agreement. Therefore, the parties to the Voting Agreement may be deemed members of a "Group" pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934. The Reporting Person has sole voting power and dispositive power over its own shares and has no voting power or dispositive power over the shares of any other member of the "Group". The Reporting Person believes the percent of class owned beneficially by all members of the "Group" is 19.98%.


Item 9

Not applicable.


                                Page 5 of 6 pages


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Item 10

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         FIDUCIARY CAPITAL PARTNERS, L.P.

                                         By: FCM Fiduciary Capital
                                             Management Company,
                                             Managing General Partner



                                         By: /s/ Donald R. Jackson
                                             ---------------------
                                             Donald R. Jackson
                                             Chief Financial Officer

Date: February 11, 1999


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                                    EXHIBIT A


The members of the group, whose aggregate ownership is deemed to exceed 5% as a result of the Voting Agreement, are listed below:


KEMET Corporation
Citicorp Venture Capital, Ltd.
Fiduciary Capital Partners, L.P.
Fiduciary Capital Pension Partners, L.P.
David E. Maguire
Charles E. Volpe
James J. Jerozal
Glenn H. Spears
John Piper
Kenneth L. Martin
D. Ray Cash
Brian G. Hawthornthwaite
Donald A. Adams
Bernd K. Scheumann
Donald J. Poinsette
Robert A. Taylor, Jr.
Harris L. Crowley, Jr.
Edwin H. Bost